UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2023

Commission File Number: 001-40509

Brookfield Reinsurance Ltd.

(Name of Registrant)

Ideation House, First Floor

94 Pitts Bay Road, Pembroke, HM08, Bermuda

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Exhibit Index

Exhibit No.	Description of the Exhibit

99.1	Joinder to Voting Agreement, dated as of December 21, 2023, by American National Group, LLC and BAM Re Holdings Ltd.

99.2

Assignment, Assumption and Consent Agreement, dated as of December  21, 2023, by and among Brookfield Corporation, Brookfield Reinsurance Ltd., North End Re (Cayman) SPC, Freestone Re Ltd., BAM Re Holdings Ltd., American National Group, LLC and American Equity Investment Life Holding Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Brookfield Reinsurance Ltd.

Date: December 21, 2023	By:	/s/ Anna Knapman-Scott
Name: Anna Knapman-Scott
Title: Corporate Secretary